RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD


REPORT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2002


* Net profit of US$26.4 million for the quarter and US$65.7 million for the year
* Profit from operations up 475% on previous year
* Earnings per share of US$2.61 for the year
* Morila joins Million Ounce Club; Drilling results prove orebody is still open
* Exploration gains momentum in Senegal and expands into Tanzania
* Share volumes and price increase significantly after Nasdaq listing


Randgold Resources Limited has 27.7 million shares in issue as at 31 December 2002


CONSOLIDATED INCOME STATEMENT

                    Unaudited   Unaudited    Unaudited    Unaudited    Audited
                      quarter     quarter      quarter           12         12
                        ended       ended        ended       months     months
                       31 Dec      31 Dec      30 Sept        ended      ended
                                                             31 Dec     31 Dec
US$000                   2002        2001         2002         2002       2001

Gold sales
   revenue             44,186      15,953       50,487      131,440      84,154
Cost of sales
Production
   costs                8,351       9,677        5,353       26,689      47,798
Transport and
   refinery
   costs                  185         107          201          588         547
Transfer to
   deferred
   stripping
   costs               (1,642)     (1,429)        (914)      (5,043)     (1,991)
Cash operating
   costs                6,894       8,355        4,640       22,234      46,354
Royalties               3,133       1,217        3,571        9,185       5,801
Total cash
   costs               10,027       9,572        8,211       31,419      52,155

Profit from
   mining
   activity            34,159      6,381      42,276     100,021    31,999
Depreciation
   and amor-
   tisation             2,333      2,901       2,630       8,765     7,097
Exploration
   and corp-
   orate ex-
   penditure            5,336      2,493       5,503      16,686     9,187
Profit
   from op-
   erations            26,490        987      34,143      74,570    15,715
Interest
   received               101         96          49         225     2,293
Interest
   Expense               (744)    (1,156)       (869)     (3,686)   (4,067)
Profit/(loss)
   on financial
   instruments            347       (244)        493        (346)    7,424
Other income and
   (expenses)             126     4, 163      (3,357)     (5,255)   (4,136)
Profit on ordinary
   activities
   before taxes
   and minority
   interests           26,320     3, 846      30,459      65,508    17,229
Income tax                  -        (11)          -           -      (126)
Minority
   shareholders'
   interest               122         13          23         220       656
Net profit             26,442     3, 848      30,482      65,728    17,759
Basic earnings
   per share
   (US$)                                                    2.61      0.58
Average shares
   in issue                25   147, 820     30, 517         646

CONSOLIDATED BALANCE SHEET

                                                      Unaudited       Audited
                                                             At            At
                                                         31 Dec        31 Dec
US$000                                                     2002          2001

Assets
Cash and equivalents                                     59,631         6,683
Restricted cash  *                                        4,526         4,474
Receivables                                              14,262        16,558
Inventories                                              11,601         9,743
Total current assets                                     90,020        37,458

Property, plant and equipment
Cost                                                    168,540       163,076
Accumulated depreciation          )                     (92,104)      (83,339)
Net property, plant and equipment                        76,436        79,737
Other long-term assets                                    7,402         2,359
Total assets                                            173,858       119,554
Bank overdraft                                            1,170         1,708
Accounts payable and
   accrued liabilities                                   20,564        23,075
Total current liabilities                                21,734        23,783
Provision for environmental
   rehabilitation                                         4,972         4,340
Liabilities on financial
   instruments                                            7,530         2,452
Long-term loans                                          19,307        57,147
Loans from outside shareholders
   in subsidiaries                                        1,330         1,335
Total long-term liabilities                              33,139        65,274
Total liabilities                                        54,873        89,057
Shareholders' equity                                    118,985        30,497
Total liabilities and
   shareholders' equity                                 173,858       119,554


Note: This is the amount relating to the N.M. Rothschild & Sons Limited debt service reserve account. The amount is held in escrow for the partial repayment of the Morila project loan.


CONSOLIDATED CASH FLOW STATEMENT

                                                      Unaudited       Audited
                                                      12 months     12 months
                                                          ended         ended
                                                         31 Dec        31 Dec
US$000                                                     2002          2001

Net cash generated from operations                       70,633        21,270
Net cash utilised in
   investing activities                                  (5,516)      (14,013)
Net cash generated by/(utilised in)
   financing activities
   Ordinary shares issued                                33,203         1,739
   Share buy back                                             -       (81,287)
   Share issue/buy back expenses                         (3,895)         (425)
   (Decrease) / increase in
      long-term borrowings                              (39,123)       11,775
   Movement on financial
      instruments                                        (1,816)        4,278
   Decrease in bank overdraft                               538)         (159)
Net increase / (decrease) in cash and
   equivalents                                           52,948       (56,822)

Cash and cash equivalents at
   beginning of period                                    6,683        63, 505
Cash and cash equivalents at end of
   period net of overdraft                               59,631         6, 683


The major portion of the ordinary shares issued in the 2002 financial year reflects the impact of the Nasdaq listing in July 2002. The share buy back was effected in September 2001.

The share issue expenses in 2002 are attributable to the costs associated with the Nasdaq listing. The decrease in long term borrowings in 2002 is as a result of the repayment in full of the N.M. Rothschild syndicated term loan and revolving facility, as well as ongoing repayments of long term loans.


CONSOLIDATED STATEMENT OF CHANGES IN EQUITY


                                              Number                                 Accumu-
                                                  of        Share         Share        Other        lated       Total
                                            ordinary      capital       premium     reserves       losses      equity
                                              shares       US$000        US$000       US$000       US$000      US$000

Balance - 31 Dec 2000                     33,076,629        3,307       240,742            -     (150,108)     93,941
Prior year adjustment                                                                 2,388          515       2,903

Restated balance - 1 Dec 2001             33,076,629        3,307       240,742        2,388     (149,593)     96,844
Net profit                                         -            -             -            -       17,759      17,759
Movement on cash flow hedges                       -            -             -       (4,133)           -      (4,133)
Share options exercised                      997,404          100         1,639            -            -       1,739
Share buy back and related expenses      (11,612,403)      (1,161)      (80,551)           -            -     (81,712)

Balance - 30 Dec 2001                     22,461,630        2,246       161,830       (1,745)    (131,834)     30,497

Net profit                                                                                        65,728      65,728
Movement on cash flow hedges                                                         (6,548)                  (6,548)
Share options exercised                      202,110           20           683                                   703
Issue of shares - public offering          5,000,000          500        32,000                                32,500
Share issue and related expenses                                        (3,895)                               (3,895)
Balance - 31 Dec 2002                    27, 663,740        2,766       190,618       (8,293)     (66,106)    118,985


COMMENTS

The results for the year have been exceptionally good in terms of profit as well as the balance sheet. Net profit for the year was US$65.7 million, which was up over threefold year-on-year, and profits from mining activity were US$100 million compared to US$32 million for the comparative period in 2001. Higher grades from Phase II of the Morila pit as well as the cessation of operations at Syama at the end of 2001 contributed to this improvement. The increased net profit is after expenditure on exploration and corporate costs, which included expenditure on extensive drilling in the Cote d'Ivoire and Mali, provisions for bonuses and leave and other staff costs plus the write-off of the outstanding balance of the N.M. Rothschild syndicated term loan and revolving facility raising fee which was being amortised over the life of the loan. The comparative net profit for 2001 was boosted by profits on closing out of a portion of the Syama hedge book.

As forecast last quarter, the high grades at Morila continued to have a substantial positive impact on the Company's results for the December quarter. Ore grade milled, while down from the exceptional grades of the previous quarter, remained high. Profit from mining activity was US$34.2 million for the quarter ended 31 December 2002 compared to US$6.4 million for the corresponding period in 2001.

The main balance sheet movements for the year ended 31 December 2002 are an increase in cash, which reflects the higher attributable earnings from Morila as well as the balance of the proceeds from the Nasdaq listing on the 11 July 2002, net of the listing costs and long-term loan repayments. The main movement in receivables reflects the collection of the proceeds from the sale of assets at Syama in 2001. The increase in other long-term assets is attributable to the increase in deferred stripping costs associated with the Morila pit, where waste stripping has been in excess of the life of mine estimated stripping ratio. The decrease in accounts payable and accrued liabilities mainly reflects the payment of Syama creditors and a decrease in the short-term portion of long-term loans, resulting from the repayment in full of the N.M. Rothschild syndicated term loan and revolving facility in November 2002.

The increase in liabilities on financial instruments is the result of the movement on the mark-to-market value of the financial instruments. The marked decrease in long-term loans reflects the repayment in full of the outstanding amount of the N.M. Rothschild syndicated term loan and revolving facility of

US$33 million in 2002. Long-term loans now largely comprise the attributable portion of the Morila project loan and the Morila finance leases. Shareholders equity was positively impacted by net profits for the period plus the proceeds from the Nasdaq listing.

The Company received its fifth distribution from Morila of US$42 million at the end of October 2002, giving a total of US$56.8 million distributed for the year ended 31 December 2002. A further dividend of US$24 million was received at the beginning of February 2003.

The Company's return on equity for 2002 was 109%.


ACCOUNTING POLICIES

The abridged financial statements in this report have been prepared in accordance with the Group's accounting policies, which are in terms of International Accounting Standards and are consistent with the prior period.

The consolidated financial information includes the financial statements of the Company, its subsidiaries and the Morila joint venture.

Joint ventures are those investments in which the Group has joint control and are accounted for under the proportional consolidation method and under this method, the proportion of assets, liabilities, income and expenses and cashflows of each joint venture attributable to the Group are incorporated in the consolidated financial statements under appropriate headings. Intercompany accounts and transactions are eliminated on consolidation.


FINANCIAL INSTRUMENTS

The remaining financial instruments at 31 December 2002 are held by the Morila company and relate to project financing. Randgold Resources' attributable share is as follows :
* 112 522 ounces sold forward at a fixed price of US$275/oz over the period January 2003 to December 2004;
* 39 836 ounces of purchased call options for the same period at prices between US$350/oz and US$360/oz.

At present prices the percentage of production which is hedged is approximately 11% for the next 2 years. After 2004 all sales will be fully exposed to the spot gold price. The facility is margin free.

OPERATIONS MORILA

On 10 December 2002, Morila poured its millionth ounce of gold during that year, one of the few mines in the world to achieve this. Infill drilling and drilling on the margins has already almost replaced the depleted reserves as well as making a significant contribution to replacing the resources.

For the year ended 31 December 2002, 1 052 816 ounces were produced at a cash operating cost of US$52/oz and total cash costs of US$74/oz. This achievement ranks Morila, on an annual production basis, among the largest as well as the highest-margin producers worldwide.

As predicted, Morila produced another excellent set of results for the December quarter as grades remained relatively high although lower than the previous quarter. In total 325 273 ounces were produced at a cash operating cost of US$54/oz and a total cash cost of US$78/oz. The head grade for the quarter reduced to 17.1 g/t. Concurrent with the slightly lower grade, the milling rate increased and in December a new record of 288 402 tons milled was achieved.

This outstanding performance was made possible by the identification of a high grade zone trending southwest to northeast and the mining of a particularly high grade pod in this payshoot. Geological analysis and modelling indicates that there is a strong possibility of obtaining additional high grade zones within this high grade axis. The mine is currently scheduling a further drilling programme to test this opportunity.

A continual process of optimisation is ensuring that the orebody will be developed to its full extent. It is planned to expand the capacity of the plant during the year, through an increase in crushing capacity and four extra carbon-in-leach tanks. Improved control of mill feed size is also expected to further optimise mill throughput, leading to profitable treatment of previously uneconomic lower grade tail ounces.


MORILA RESULTS

                  Quarter    Quarter    Quarter    12 months   12 months
                    Ended      ended      ended        ended       ended
                   31 Dec     31 Dec    30 Sept       31 Dec      31 Dec
US$000               2002       2001       2002         2002        2001

Mining
Tons mined
   (000)            6,063      7,677      5,548       26,321      23,067
Ore tons
   mined
   (000)              542        753        849       3, 230      3, 429

Milling
Tons
  processed
  (000)               669        755        546       2, 735      2, 855
Head grade
  milled
  (g/t) (*)          17.1        6.6       27.7         13.4         7.5
Recovery
  (%) (*)            88.4       91.8       88.1         89.3        92.4
Ounces
  prod-
  uced            325,273      4,189    428,421  1,  052,816     631,650
Average
  price
  received
  (US$/
  ounce)              316        277        310          308         273
Cash
  operating
  cost (US$/
  ounce)               54         98         28           52          84
Total cash
  costs (US$/
  ounce)               78        117         49           74         103
Cash profit
  (US$000)         85,398      9,660    105,690      250,052     107,935
Attributable (40%)
Ounces
  prod-
  uced            130,109      7,676    171,368      421,126     252,660
Cash profit
  (US$000)         34,159      7,864     42,276      100,021      41,666

(*) Head grade milled and recovery percentage for the quarters ending September and December 2002 have been recalculated based on the `recovery plus residue' method due to the extremely high variable head grades fed to the plant during the quarter.

As indicated earlier, successful exploration has allowed almost total replacement of the reserves and partial replacement of the resources. The resource and reserve base for Morila as at end 2002 is tabulated below with the comparison to last year's figures.

MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

Category                                                        Attribu-
             Tons     (Mt)    Grade    (G/t)     Gold    (Mozs)    table
                                                                    Gold
             2002     2001     2002     2001     2002     2001    (Mozs)
Morila                                                               40%
Measured     5.34     2.21     5.52     1.80     0.95     0.13
Indicated   27.00    34.13     4.32     4.53     3.75     4.97
Sub-total   32.34    36.34     4.52     4.37     4.70     5.10      1.88
Inferred     4.74    10.55     3.40     2.44     0.52     0.83      0.21
Total       37.08    46.89     4.37     3.93     5.21     5.93      2.09


PROVEN AND PROBABLE MINERAL RESERVES

Category                                                        Attribu-
             Tons     (Mt)    Grade    (G/t)     Gold    (Mozs)    table
                                                                    Gold
             2002     2001     2002     2001     2002     2001     (Mozs)
Morila                                                               40%
Proven        4.7     0.88     6.23     3.06     0.94     0.09
Probable     23.1    26.85     4.42     4.83     3.28     4.17
Total        27.8    27.74     4.72     4.78     4.22     4.26       1.7


DISCONTINUED OPERATIONS - SYAMA

A number of proposals have been received from companies seeking to acquire Randgold Resources' shareholding in the Syama Mine, placed on care and maintenance one year ago. The proposals involve options to carry out due diligence studies to evaluate the viability of the mine and, if exercised, will result in cash payments as well as possible future gold production royalty payments.

The proposals will be submitted for approval to the boards of Syama and Randgold Resources in the first quarter of 2003. Should they fail to conclude in a transfer of ownership, and the gold price does not rise to a substainable level sufficient for economic operation to recommence, management will recommend a phased disposal of the plant and equipment to complete the rehabilitation of the mine.

The dispute with Rolls-Royce Power Ventures was resolved within the Company's expectation, in terms of which all legal process was withdrawn by the parties. As at 31 December 2002, a total liability of US$2.7 million was outstanding in the accounts of the Company. In terms of the settlement agreement this amount will be paid in two equal payments in December 2003 and December 2004.

SYAMA INCOME STATEMENT
                        Unaudited   Unaudited   Unaudited   Unaudited  Audited
                          quarter     quarter     quarter          12       12
                            ended       ended       ended      months   months
                           31 Dec      31 Dec     30 Sept       ended    ended
                                                               31 Dec   31 Dec
US$000                       2002        2001        2002        2002     2001
Gold sales
   revenue                      -      1, 494           -           -   16,723
Cost of sales                               -
Production
   costs                        -      2, 351           -           -   23,732
Termination
   costs                        -         519           -           -    1,470
Transport
   and refinery
   costs                        -           3           -           -      135
Cash operating
   costs                        -      2, 873           -           -   25,337
Royalties                       -         111           -           -    1,053
Total cash
   costs                        -      2, 984           -           -   26,390
Depreciation and
   amortisation                 -           -           -           -       -
(Loss) from
   operations                   -     (1, 490)          -           -   (9,667)
Interest expense                -           -           -           -   (1,009)
Loss/(profit)
   on financial
   instruments                  -         (30)        363        (775)   7,638
Other income and
   (expenses)              (1,489)      2,943      (2,012)     (4,777)  (4,709)
Loss on ordinary
   activities
   before
   taxes                   (1,489)      1,423      (1,649)     (5,552)  (7,747)
Income tax                    (11)          -           -         260
Net (loss)/
   profit                  (1,489)      1,412      (1,649)     (5,552)  (7,487)


PROJECTS AND EVALUATION

Tongon Prefeasibility

As noted last quarter, the current conflict in Cote d'Ivoire has led to the postponement of a planned drilling programme to further the Feasibility Study Type 3. In the meantime off-site investigative work is being progressed.

Current inferred resource stands at 34 million tons at a grade of 2.65 g/t, for a total of 2.89 million ounces in situ.

Loulo Project - Updated Feasibility Study

Over the past year, work has focused on updating the feasibility study. After re-optimisation and additional metallurgical testwork which confirmed the orebodies positive reaction to a gravity separation process, a 3,000 metre plus drilling programme was completed. The eleven-hole infill diamond drilling programme on the Loulo 0 deposit confirmed grade continuity within the main payshoots and reduced interhole spacing to an average of 50 metres within the scheduled pit. Detailed mine planning and scheduling is in progress to determine the optimum mining rate for the two pits. Work is focused on pursuing specific opportunities which will further enhance the project. These relate to optimisation of the mining rate, Government co-operation with off-mine infrastructure and the possible supply of hydro-electric power. The Mali Government has formed an inter-ministerial commission, which is now actively addressing issues of access roads, power and water supply, as well as the outstanding fiscal issues.

Current resource base is as follows:

MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

Category                                                             Attribu-
             Tons      (Mt)     Grade     (G/t)      Gold    (Mozs)     table
                                                                         Gold
             2002      2001      2002      2001      2002      2001    (Mozs)

Loulo                                                                     80%
Measured    17.77     17.76      3.88      3.92      2.23      2.24
Indicated    8.70      8.26      4.37      4.27      1.23      1.13
Sub-total   26.47     26.02      4.04      4.03      3.46      3.37      2.77
Inferred     7.66      7.66      3.26      3.24      0.80      0.80      0.64
Total       34.13     33.68      3.88      3.85      4.26      4.17      3.41


PROVEN AND PROBABLE MINERAL RESERVES

Category                                                             Attribu-
             Tons      (Mt)     Grade     (G/t)      Gold    (Mozs)     table
                                                                         Gold
             2002      2001      2002      2001      2002      2001    (Mozs)
Loulo                                                                     80%
Proven       11.8     13.96      3.70      3.74      1.41      1.68
Probable      1.1      0.62      3.00      2.34      0.11      0.05
Total        12.9     14.58      3.60      3.68      1.52      1.73      1.2


The ore reserve has reduced slightly as a result of the design change to shallower pits which has had the advantage of significantly reducing the stripping ratios.


EXPLORATION ACTIVITIES

During 2002 exploration activities included the development of a new geological model for Morila and subsequent drilling which demonstrates that the orebody is still open; an increase in groundholdings around Morila mine to 3,003 km2 and the definition of 21 gold targets; the discovery of a new target west of the Loulo 0 deposit; acquisition of two new permits and a balanced gold target portfolio in Senegal; the generation of new opportunities in Tanzania and finally the curtailment of exploration work in Burkina Faso.

The business plan for 2003 is designed to expand our resource base in Morila and Loulo; locate additional Morila-style mineralisation within the Company's permits surrounding the mine and prioritise selected targets for drilling; advance our target portfolio in Senegal and re-establish activities in Tanzania.

On the Morila mine lease, remodelling of the orebody outlined the concept of a flat-lying mineralised structure that is open in all directions. Drill testing on the western margin appears to confirm this model intersecting Morila-style mineralisation and returning intercepts of 29 metres to 63 metres grading 2.0 to
2.5 g/t. The furthest significant intercept locates 250 metres west of the current pit. Exploratory drilling continues on the southern and eastern margins of the orebody, which include significantly higher grade zones.

On the Loulo Project, the Loulo 0 West target locates 350 metres west of and in the hanging-wall to Loulo 0. Infill trenching, geological mapping and re-sampling of old boreholes within the hanging-wall has outlined a 700 metre zone with grades of between 1g/t and 5g/t over widths of 8 metres to 10 metres. This target will be drill-tested during the forthcoming quarter.

In Senegal, the Company acquired two new permits and now holds a contiguous block of 1,200 km2 hosting a variety of targets including five with significant gold intersections, multiple gold in soil anomalies and grassroots areas in favourable geological settings. Field programmes are focused on target definition and include detailed mapping and trenching of the Tomboronkoto target where a quartz vein stockwork locates within an east - west structural zone in a granodiorite.

In Tanzania, the Company has completed a comprehensive generative study of the Southern Lake Victoria Goldfields and defined priority target areas for acquisition. Eight prospecting license applications have been submitted.


PROSPECTS

The strategic objective of improving the tradeability of the Company's stock through a secondary listing on Nasdaq is being achieved. In the light of the significant increase in the share price, and to create still more liquidity, the directors have decided to split the current 1 to 2 ratio of ADR's to shares to a ratio of 1 ADR to 1 ordinary share. The Company has initiated the process of effecting the ratio change and a further announcement in this regard will be made within the next 30 days.

Morila continues to generate substantial cash, providing a platform on which to grow Randgold Resources. The recent drilling programme on lease indicates potential for further additions to the current orebody. Morila is budgeting in excess of 800,000 ounces at a total cash cost of below US$100/oz for 2003.

The updated feasibility study for Loulo will be completed in the first quarter of 2003.

Over the last quarter of 2002, the Company has stepped up its pursuit of new opportunities for expansion by acquisition or through a partnership in Africa and elsewhere. It is also maintaining its organic growth drive through aggressive exploration programmes designed to generate further prospects for incorporation into its development portfolio. With its strong balance sheet and improved share price, the Company is well-placed to take full advantage of opportunities that meet its criteria.


On behalf of Randgold Resources Limited

R A R Kebble                                                 D M Bristow
Chairman                                                 Chief Executive

12 February 2003


DISCLAIMER: Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, estimates of reserves and mine life and liabilities arising from the closure of the Syama.

Randgold Resources assumes no obligation to update information in this release.


Registered office:
La Motte Chambers, La Motte Street, St Helier, Jersey JEI IBJ, Channel Islands

Web-site:  www.randgoldresources.com

Registrars:
Computershare Investor Services (Channel Islands) Limited, P.O. Box 83, Ordnance House, 31 Pier Road, St Helier, Jersey JE4 8PW, Channel Islands

Transfer agents: Computershare Services Plc, P.O. Box 663, 7th Floor, Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR

Investor & media relations: For further information contact Kathy du Plessis on Telephone +27(11) 728-4701, Fax +27(11) 728-2547, e-mail:
randgoldresources@dpapr.com

STRONG SHARE PRICE PERFORMANCE

The listing of Randgold Resources on Nasdaq in July 2002 has proven to be highly successful. The consequent increase in share liquidity, as well as Randgold Resources' threefold increase in profits year on year, has resulted in the share price more than doubling in the last six months of 2002. The share performance has furthermore been enhanced by the Company's inclusion in the FTSE gold index.


SOLID RESOURCE AND RESERVE BASE

The Company's resource base and reserves have changed very little from those reported last year. Total resources at Morila dropped slightly as a result of mining depletion but this was partially countered by an increase at Loulo. Morila's ore reserves were almost totally replaced as a result of the high grades experienced by the infill drilling in the northern part of the orebody. Loulo's reserves have decreased slightly as a result of pit optimisation, which has achieved a significant reduction in the strip ratio.


EXPLORATION EXPANSION


Randgold Resources continues to assess resource opportunities world-wide based on our country risk ranking system. Africa remains the focus of our exploration and growth strategy; we have recently expanded our position in Senegal and re-established our presence in Tanzania where we have submitted applications for eight prospecting licenses. We are, however, also assessing opportunities for expansion outside our African base.


UPSIDE AT MORILA

Drill testing of the western margin has confirmed that the Morila orebody is still open. Morila-style mineralisation has been intersected and will be the subject of follow-up drilling programmes.